Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of (1) our report dated August 7, 2007 relating to the consolidated financial statements and financial statement schedule (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment) of Power Integrations, Inc. (the Company), and (2) our report dated August 7, 2007 relating to management’s report of the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K/A Amendment No. 1 of Power Integrations, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 7, 2007